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Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Sinovac Biotech Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009

File No. 001-32371

Dear Messrs. Foley and Riedler:

This letter sets forth the response of Sinovac Biotech Ltd. (the “Company”) to the comments received by facsimile on July 13, 2010 from the Staff of the Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”).

For ease of reference, we have set forth the Staff’s comments and the Company’s response below.

Information on the Company

Research and Development, page 32

1.                                      We note your response to our prior comment 1. Please advise us as to which, if any, of your commercial products designed to treat pandemic influenza were developed through either of the collaboration agreements referenced in our comment. If any were, please confirm that you will identify them in your next annual report and file these agreements as exhibits.  Alternatively, please provide a substantive analysis as to why you are not substantially dependent upon these agreements.

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

The Company used certain technologies developed with Chinese Center for Disease Control and Prevention (“China CDC”) under the 2004 collaboration agreement to design and produce Panflu, a vaccine against the H5N1 influenza virus.  The 2004 collaboration agreement has not been performed since April 2008.  The Company does not have any commercial products attributable to the 2006 collaboration agreement.

The collaboration agreements with China CDC provide that the Company will own the intellectual right to all technologies developed.  Although the Company has benefited and may in the future benefit further from the fruits of the collaboration, it does not believe its business is dependent on the collaboration agreements with China CDC.

Collaborations, page 35

2.                                      We note your response to our prior comment 3.  Please confirm that you will disclose in your next annual report that:

•                                          Tianjin CanSino Biotechnology Inc. is the counterparty to the technology transfer agreement; and

•                                          Your obligation to pay royalties in connection with this agreement ranges from percentages falling in the: teens for the: portion of sales less than RMB 100 million and the single digits for sales in excess of RMB 100 million.

The Company confirms that it will disclose in its next annual report that (i) Tianjin CanSino Biotechnology Inc. is the counterparty to the technology transfer agreement; and (ii) the Company’s obligation to pay royalties in connection with this agreement ranges from percentages falling in the teens for the portion of sales less than RMB100 million and the single digits for sales in excess of RMB100 million.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please do not hesitate to call me at (852) 2912-2585 or by fax at (852) 2522-7006, David Zhang at (852) 2912-2503 or by fax at (852) 2522-7006, or Eugene Lee at (852) 2912-2515 or by fax at (852) 2522-7006 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Zheng Wang

Zheng Wang
of LATHAM & WATKINS

Enclosures

cc:                                Weidong Yin, Chairman and Chief Executive Officer

Jinling Qin, Acting Chief Financial Officer

David T. Zhang, Esq., Latham & Watkins, Hong Kong

Eugene Y. Lee, Esq., Latham & Watkins, Hong Kong